# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: USA Rare Earth, Inc., CIK 0001970622
CUSIP: 91733P107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 W. Airport Road, Stillwater, Oklahoma (OK), 74075
Date of event which requires filing of this statement: 09/15/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-027867
Filed by CIK 0001598176

## Reporting persons
- Bayshore Capital Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 0; shared voting power 8,510,961; sole dispositive power 0; shared dispositive power 8,510,961; aggregate amount beneficially owned 8,510,961 (8.74% of the class)
  Comment: Such percentage in row 11 is based on an aggregate of 97,427,087 shares of common stock, par value $0.0001 per share (the "Shares"), of USA Rare Earth, Inc. (the "Issuer") outstanding as of August 4, 2025 (according to the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2025).
  
  On September 15, 2025, Bayshore Rare Earths II, LLC and an affiliated fund completed a distribution in kind of an aggregate of 7,716,078 Shares of the Issuer to their respective members for no consideration upon the expiration of certain lock-up restrictions.
- Bayshore Rare Earths II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,904,265; sole dispositive power 0; shared dispositive power 5,904,265; aggregate amount beneficially owned 5,904,265 (6.06% of the class)
  Comment: Such percentage in row 11 is based on an aggregate of 97,427,087 Shares of the Issuer outstanding as of August 4, 2025 (according to the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2025).
  
  On September 15, 2025, Bayshore Rare Earths II, LLC completed a distribution in kind of an aggregate of 5,904,264 Shares of the Issuer to its members for no consideration upon the expiration of certain lock-up restrictions.
- Bayshore MGR, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,230,583; sole dispositive power 0; shared dispositive power 6,230,583; aggregate amount beneficially owned 6,230,583 (6.4% of the class)
  Comment: Such percentage in row 11 is based on an aggregate of 97,427,087 Shares of the Issuer outstanding as of August 4, 2025 (according to the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2025).
  
  On September 15, 2025, Bayshore Rare Earths II, LLC completed a distribution in kind of 5,904,264 Shares of the Issuer to its members for no consideration upon the expiration of certain lock-up restrictions.
- Tready A. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 37,073; shared voting power 8,628,434; sole dispositive power 37,073; shared dispositive power 8,628,434; aggregate amount beneficially owned 8,665,507 (8.89% of the class)
  Comment: Tready A. Smith is the Chief Executive Officer of Bayshore Capital Advisors, LLC ("Bayshore Capital") and exercises sole voting and dispositive control over the securities held directly and indirectly by Bayshore Capital and may be deemed to beneficially own all of their reported Shares of the Issuer. Ms. Smith expressly disclaims beneficial ownership of all Shares beneficially owned by Bayshore Capital except to the extent of her pecuniary interest therein.
  
  Such percentage in row 11 is based on an aggregate of 97,427,087 Shares of the Issuer outstanding as of August 4, 2025 (according to the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on August 11, 2025).
  
  On September 15, 2025, Bayshore Rare Earths II, LLC and an affiliated fund completed a distribution in kind of an aggregate of 7,716,078 Shares of the Issuer to their respective members for no consideration upon the expiration of certain lock-up restrictions.

## Item 1. Issuer
Name of issuer: USA Rare Earth, Inc.
Address of issuer's principal executive offices: 100 W. Airport Road, Stillwater, OK 74075

## Item 2. Person Filing
Name of person filing:
Bayshore Capital Advisors, LLC

Bayshore Rare Earths II, LLC

Bayshore MGR, LLC

Tready A. Smith
Address of principal business office or, if none, residence:
1700 S. MacDill Avenue, Suite 340, Tampa, FL 33629

1700 S. MacDill Avenue, Suite 340, Tampa, FL 33629

1700 S. MacDill Avenue, Suite 340, Tampa, FL 33629

1700 S. MacDill Avenue, Suite 340, Tampa, FL 33629
Citizenship:
Florida

Delaware

Delaware

United States of America

## Item 4. Ownership
Amount beneficially owned: 8,665,507.00
Percent of class: 8.89
Sole power to vote or to direct the vote: 37,073
Shared power to vote or to direct the vote: 8,628,434.00
Sole power to dispose or to direct the disposition: 37,073
Shared power to dispose or to direct the disposition: 8,628,434.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Exhibits
Joint Acquisition Statement Pursuant to Rule 13d-1(k) (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on March 25, 2025).

## Signatures
- Bayshore Capital Advisors, LLC: /s/ Tready A. Smith, Tready A. Smith/as Chief Executive Officer (09/17/2025)
- Bayshore Rare Earths II, LLC: /s/ Tready A. Smith, Tready A. Smith/as Manager (09/17/2025)
- Bayshore MGR, LLC: /s/ Tready A. Smith, Tready A. Smith/as Manager (09/17/2025)
- Tready A. Smith: /s/ Tready A. Smith, Tready A. Smith (09/17/2025)